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Davis Polk & Wardwell LLP 212 450 4000 tel 450 Lexington Avenue New York, NY 10017

October 21, 2020

Re:	Hudson Ltd.
Schedule 13E-3 filed by Dufry AG and Dufry Holdco Ltd.
Filed on September 25, 2020
File No. 005-90281

Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Sir or Madam,

On behalf of our client, Dufry AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law (“Dufry), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 14, 2020 (the “Comment Letter”) with respect to the above-referenced Schedule 13E-3 (the “13E-3”) and Shareholder Circular attached thereto as Exhibit (a)(1) (the “Preliminary Shareholder Circular”), filed in connection with Dufry’s proposed transaction with Hudson Ltd. (“Hudson”). In response to the comments set forth in the Comment Letter, Dufry has revised the 13E-3 and Preliminary Shareholder Circular and is submitting Amendment No. 1 to the 13E-3 ("Amendment No. 1"), attaching as Exhibit (a)(1) the revised Shareholder Circular (the “Revised Shareholder Circular”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and marked copies of Amendment No. 1 showing the changes to the 13E-3 filed on September 25, 2020.

Set forth below are Dufry’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by Dufry’s response to the comments. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears.

Schedule 13E-3

General

1.
Please revise the cover page of the Schedule 13E-3 to include Hudson Ltd. as a filing person. See Q & A # 5 in Exchange Act Release No. 17719 (April 13, 1981). To the extent that information with respect to Hudson Ltd. was omitted from the Schedule 13E-3 on the basis that Hudson Ltd. was not a filing person (including, for example, disclosures required by Item 3 of Schedule 13E-3), please revise your disclosures to include such information.

Response:

We respectfully advise the Staff that, after careful consideration, we believe that, while Dufry and Dufry Holdco Ltd are engaged in a Rule 13e-3 transaction, Hudson is not and is therefore not required to be a filing person on the Schedule 13E-3.

We respectfully submit that Hudson, as a “foreign private issuer”, is not engaged in any of the transactions set forth in Rule 13e-3(a)(3)(i).  In particular, Hudson is not (i) engaged in “a purchase of any equity security by the issuer of such security or by an affiliate of such issuer”, (ii) a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer or (iii) a solicitation subject to Regulation 14A, or a distribution subject to Regulation 14C.  In relation to (iii), as a “foreign private issuer” neither Regulation 14A or 14C are applicable to Hudson pursuant to Rule 3a12-3(b) of the Exchange Act.

Division of Corporate Finance U.S. Securities and Exchange Commission	2	October 21, 2020

Furthermore, we respectfully advise the Staff that we have carefully reviewed Q & A # 5 in Exchange Act Release No. 17719 (April 13, 1981) (“Release 17719”).  As Release 17719 notes, in order to be subject to Rule 13e-3, the issuer must be engaged in a Rule 13e-3 transaction.  Illustration 2 of Q & A # 5 of Release 17719 provides an example whereby an affiliate of an issuer is engaged in a cash tender offer for any or all outstanding shares of the issuer.  Release 17719 notes that, while the affiliate buyer is engaged in a Rule 13e-3 transaction, the issuer  “is not engaging in any transaction described in Rule 13e-3(a)(4)(i)1 and is therefore not subject to the Rule”.  We respectfully submit that in this case Hudson is also not engaged in a Rule 13e-3 transaction and therefore is not subject to Rule 13e-3.

Item 16

2.
We note that the exhibit list includes the “Form of Proxy Card” as Exhibit (a)(3). However, it appears that the Form of Proxy Card is not either attached as an exhibit to the Schedule 13E-3 or included in the shareholder circular. In your amended filing, please attach the Form of Proxy Card.

Response:

In response to the Staff’s comment, the “Form of Proxy Card” is attached as Exhibit (a)(3) to the Amendment No.1 and included in the Revised Shareholder Circular.  Please see Amendment No. 1.

Exhibit (a)(1) – Preliminary Shareholder Circular

Notice of Special General Meeting of Shareholders, page 14

3.
In the section of the Notice titled “Date & Time,” there is a placeholder for the date of the meeting but not for the time of the meeting. In the definitive version of the filing that is disseminated to shareholders, please include the time of the meeting.

Response:

In response to the Staff’s comment, revised disclosure has been added to the Revised Shareholder Circular under the heading “Notice of Special General Meeting of Shareholders”. Please see Amendment No. 1.

1 Note: The reference in Release 17719 to Rule 13e-3(a)(4)(i) is a reference to current Rule 13e-3(a)(3)(i), following the March 3, 1982 amendment which moved the definition of a “Rule 13e-3 transaction” from (a)(4)(i) to (a)(3)(i).

Division of Corporate Finance U.S. Securities and Exchange Commission	3	October 21, 2020

Voting by Hudson’s Directors and Executive Officers, page 17

4.
Please disclose the reasons for Hudson’s directors and executive officers’ intended actions with respect to voting their shares at the special meeting, including the one executive officer who has not yet decided how he or she will vote his or her shares. See the last sentence of Item 1012(d) of Regulation M-A and the Instruction thereto.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 17 of the Revised Shareholder Circular under the heading “The Special General Meeting—Voting by Hudson’s Directors and Executive Officers”. Please see Amendment No. 1.

Effects of the Merger, page 20

5.
Given that Hudson, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Response:

In response to the Staff’s comment, revised disclosure has been added on pages 21 and 36 of the Revised Shareholder Circular under the headings “Special Factors—Effects of the Merger” and “Special Factors—Dufry's and Merger Sub’s Reasons for the Merger”. Please see Amendment No. 1.

6.
We note disclosures throughout the shareholder circular indicating that Hudson has net operating loss carryforwards. Please specify the constituency expected to become the beneficiary of the Hudson’s future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 21 of the Revised Shareholder Circular under the heading “Special Factors—Effects of the Merger”. Please see Amendment No. 1.

7.
Please revise to state, in dollar amounts and percentages, the interests of Dufry and Merger Sub in Hudson’s net book value and net earnings. See Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 21 of the Revised Shareholder Circular under the heading “Special Factors—Effects of the Merger—Hudson’s Net Book Value and Net Earnings”. Please see Amendment No. 1.

Division of Corporate Finance U.S. Securities and Exchange Commission	4	October 21, 2020

Background of the Merger, page 21

8.
We note the disclosure on page 25 indicating that one individual on the Lazard team “had been involved in past engagements” and, therefore, could not provide “provide independent and non-conflicted financial advisory services to the special committee.” Given that this determination occurred on July 21, 2020 and the special committee engaged Lazard on or around July 10, 2020, please disclose (1) whether that one individual continued to provide services to the special committee after that determination on July 21, 2020, (2) why the special committee evaluated Lazard’s prior relationships and past engagements on July 21, 2020 as opposed to when it initially engaged Lazard as its financial advisor and (3) any evaluations and determinations the special committee made as to whether the financial advisory services that Lazard had provided on or before July 21, 2020 were independent and non-conflicted (as a result of that one individual’s role as a member of the Lazard team).

Response:

In response to the Staff’s comment, revised disclosure has been added on pages 23 through 25 of the Revised Shareholder Circular under the heading “Special Factors—Background of the Merger”. Please see Amendment No. 1.

9.
We note your disclosures indicating that Dufry’s financial advisor, UBS, prepared certain “financial analyses of, and forecasts for, Hudson” (including valuations of the company) and that both the special committee and Lazard reviewed such analyses and forecasts. We also note the disclosure in the second to the last full paragraph on page 36 indicating that “Dufry and Merger Sub did not receive any independent reports, opinions or appraisals from any third party that is materially related to the merger . . . .” Please reconcile. If Hudson or Dufry did receive a report from UBS, please provide the legal basis on which you have determined that the disclosures required by Item 1015 of Regulation M-A do not apply to the analyses and forecasts prepared by UBS. In responding to this comment, please address the fact that Item 1015 calls for any report, opinion or appraisal that is “materially related to the Rule 13e-3 transaction” and is not limited to reports, opinions or appraisals materially related to the merger in connection with the merger consideration or the fairness of the merger consideration offered to the unaffiliated shareholders or the fairness of the merger to Hudson or its affiliates or to the unaffiliated shareholders.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 27 of the Revised Shareholder Circular under the heading “Special Factors—Background of the Merger”. Please see Amendment No. 1.

Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors, page 30

10.
The discussion in this section addresses the fairness of the merger to “Hudson’s shareholders (other than Dufry and its affiliates).” Please conform the disclosure in this section to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is consistently directed, as required, at unaffiliated shareholders (consistent with the terminology used in the section titled “Position of Dufry and Merger Sub as to the Fairness of the Merger”). Refer also to Rule 13e-3(a)(4), which defines the term “unaffiliated security holder,” and Rule 13e-3(a)(1). Please also note that the staff considers officers and directors of the subject company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A.

Response:

In response to the Staff’s comment, revised disclosure has been added on pages 29 and 30 of the Revised Shareholder Circular under the headings “Special Factors—Background of the Merger” and “—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors”. Please see Amendment No. 1.

Division of Corporate Finance U.S. Securities and Exchange Commission	5	October 21, 2020

11.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Release No. 34-17719 (April 13, 1981). Notwithstanding the Hudson board of directors’ consideration of the factors considered by the special committee that are listed in the section entitled “Reasons for the merger and the recommendation of the special committee,” please revise this section to either include the factors described in clause (iii), (iv), (v) and (viii) of Instruction 2 to Item 1014 or to clarify that the Hudson board of directors expressly adopts the special committee’s analyses and conclusions.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 35 of the Revised Shareholder Circular under the heading “Special Factors—Reasons for the merger; Recommendation of the special committee; Recommendation of the Hudson board of directors—Reasons for the merger and recommendation of the Hudson board of directors”. Please see Amendment No. 1.

Position of Dufry and Merger Sub as to the Fairness of the Merger, page 36

12.
We note your cross reference on page 38 to the section titled “Conditions to Completion of the Merger” for “various procedural safeguards that had already been implemented by Hudson.” Please revise your disclosure to clarify how the conditions set forth in that section constitute procedural protections for the unaffiliated shareholders such that it would be unnecessary to condition the merger upon the approval by a majority of the Class A shares held by unaffiliated shareholders.

Response:

In response to the Staff’s comment, revised disclosure has been added on page 38 of the Revised Shareholder Circular under the heading “Special Factors—Position of Dufry and Merger Sub as to the Fairness of the Merger”. Please see Amendment No. 1.

Division of Corporate Finance U.S. Securities and Exchange Commission	6	October 21, 2020

Interests of Hudson’s Directors and Executive Officers in the Merger, page 53

13.
We note your statements indicating that “Dufry and the Nomination and Remuneration Committee of Hudson will cooperate in good faith to determine the appropriate treatment of Hudson unvested restricted stock units” as promptly as practicable following the date of the merger agreement (August 18, 2020) and that “no determinations have been made regarding the treatment of Hudson unvested restricted stock units” as of the date of the shareholder circular. Please revise your disclosure to clarify how shareholders will be notified of any determination regarding the treatment of Hudson unvested restricted stock units, including if such determination is made before the special general meeting or after the special general meeting. In addition, please disclose whether there is a deadline by which such determination must be made (either pursuant to the merger agreement, applicable law or otherwise).

Response:

In response to the Staff’s comment, revised disclosure has been added on pages 2, 10, 20 and 54 of the Revised Shareholder Circular under the headings “Summary—The Merger—Treatment of Hudson Restricted Stock Units”, “—Interests of Hudson’s Directors and Executive Officers in the Merger”, “Special Factors—Effects of the Merger” and “—Interests of Hudson’s Directors and Executive Officers in the Merger”. Please see Amendment No. 1.

Please do not hesitate to contact me at (212) 450-4077 or john.meade@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John Meade

John Meade

cc:	Via E-mail
Daniel Brass, Davis Polk & Wardwell LLP
Office of the Group General Counsel, Dufry AG